# SEC Schedule 13D/A (Amendment No. 22) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Creative Media & Community Trust Corp, CIK 0000908311
CUSIP: 12564W102
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 17950 PRESTON RD, SUITE 600, Dallas, Texas (TX), 75252
Date of event which requires filing of this statement: 06/09/2025
Amends the filing with accession number 0000908311-24-000055
Filed by CIK 0000904290
Persons authorized to receive notices and communications: David Thompson c/o CIM Grp LLC, 4700 Wilshire Boulevard, Los Angeles, California (CA), 90010, (323) 860 - 4900

## Reporting persons
- Richard Ressler (CIK 0000904290): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 500; shared voting power 49,408; sole dispositive power 500; shared dispositive power 49,408; aggregate amount beneficially owned 49,908 (6.6% of the class)
  Comment: The Reporting Person disclaims beneficial ownership of the reported Common Shares except to the extent of his pecuniary interest therein, and the inclusion of such shares in this Amendment No. 22 shall not be deemed an admission of beneficial ownership of all of the reported shares for any purpose.
- Avraham Shemesh (CIK 0001601805): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 49,593; sole dispositive power 0; shared dispositive power 49,593; aggregate amount beneficially owned 49,593 (6.6% of the class)
  Comment: The Reporting Person disclaims beneficial ownership of the reported Common Shares except to the extent of his pecuniary interest therein, and the inclusion of such shares in this Amendment No. 22 shall not be deemed an admission of beneficial ownership of all of the reported shares for any purpose.
- Shaul Kuba (CIK 0001601806): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 49,593; sole dispositive power 0; shared dispositive power 49,593; aggregate amount beneficially owned 49,593 (6.6% of the class)
  Comment: The Reporting Person disclaims beneficial ownership of the reported Common Shares except to the extent of his pecuniary interest therein, and the inclusion of such shares in this Amendment No. 22 shall not be deemed an admission of beneficial ownership of all of the reported shares for any purpose.
- CIM Urban Sponsor, LLC (CIK 0001785759): type of reporting person: other (OO); citizenship or place of organization: California (CA); member of a group; source of funds: affiliate funds (AF); sole voting power 1,930; shared voting power 0; sole dispositive power 1,930; shared dispositive power 0; aggregate amount beneficially owned 1,930 (0.26% of the class)
- CIM Real Assets & Credit Fund (CIK 0001767074): type of reporting person: investment company (IV); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC), other (OO); sole voting power 1,584; shared voting power 0; sole dispositive power 1,584; shared dispositive power 0; aggregate amount beneficially owned 1,584 (0.21% of the class)
- CIM CMCT MLP, LLC (CIK 0001901631): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 37,414; shared voting power 0; sole dispositive power 37,414; shared dispositive power 0; aggregate amount beneficially owned 37,414 (5% of the class)
- CIM Capital Real Property Management, LLC (CIK 0001786917): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 8,480; shared voting power 0; sole dispositive power 8,480; shared dispositive power 0; aggregate amount beneficially owned 8,480 (1.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Creative Media & Community Trust Corp
Address of issuer's principal executive offices: 17950 PRESTON RD, SUITE 600, Dallas, Texas (TX), 75252
Comment:
Reference is made to the initial statement on Schedule 13D (the "Initial Statement") filed with the Securities and Exchange Commission (the "SEC") on March 11, 2014 by Urban Partners II, LLC, a Delaware limited liability company ("Urban II"), Richard Ressler, Avraham Shemesh, Shaul Kuba and CIM Service Provider, LLC, a Delaware limited liability company, and relates to the common stock, par value $0.001 per share (the "Common Shares") of Creative Media & Community Trust Corporation, a Maryland real estate investment trust (the "Issuer"), as further amended by Amendment No. 1 dated September 19, 2016 ("Amendment No. 1"), Amendment No. 2 dated June 14, 2017 ("Amendment No. 2"), Amendment No. 3 dated December 20, 2017 ("Amendment No. 3"), Amendment No. 4, dated March 19, 2019 ("Amendment No. 4"), Amendment No. 5, dated August 13, 2019 ("Amendment No. 5"), Amendment No. 6, dated August 16, 2019 ("Amendment No. 6"), Amendment No. 7, dated August 27, 2019 ("Amendment No. 7"), Amendment No. 8, dated September 19, 2019 ("Amendment No. 8"), Amendment No. 9, dated October 16, 2019 ("Amendment No. 9"), Amendment No. 10, dated November 13, 2019 ("Amendment No. 10"), Amendment No. 11, dated April 10, 2020 ("Amendment No. 11"), Amendment No. 12, dated June 1, 2021 ("Amendment No. 12"), Amendment No. 13, dated June 22, 2021 ("Amendment No. 13"), Amendment No. 14, dated June 29, 2021 ("Amendment No. 14"), Amendment No. 15, dated September 8, 2021 ("Amendment No. 15"), Amendment No. 16, dated September 20, 2021 ("Amendment No. 16"), Amendment No. 17, dated October 8, 2021, Amendment No. 18, dated January 10, 2022 ("Amendment No. 18"), Amendment No. 19, dated May 9, 2023 ("Amendment No. 19"), Amendment No. 20, dated May 22, 2023 ("Amendment No. 20") and Amendment No. 21, dated September 27, 2024 ("Amendment 21" and the Initial Statement, together with Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18, Amendment No. 19, Amendment 20, and Amendment 21, the "Schedule 13D Filing"). The address of the principal executive office of the Issuer is 5956 Sherry Lane, Suite 700, Dallas, Texas 75225.

Except as otherwise described herein, the information contained in the Schedule 13D Filing remains in effect. Capitalized terms used but not defined in this Amendment No. 22 shall have the respective meanings set forth with respect thereto in the Schedule 13D Filing.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
CIM CMCT MLP directly owns 37,414 Common Shares, or approximately 5.0% of the outstanding Common Shares. CIM Urban Sponsor, LLC ("CIM Urban Sponsor") directly owns 1,930 Common Shares, or approximately 0.3% of the outstanding Common Shares. CIM Real Assets & Credit Fund ("CIM RACR") directly owns 1,584 Common Shares, or approximately 0.2% of the outstanding Common Shares. CIM Capital Real Property Management, LLC ("CIM CRPM") directly owns 8,480 Common Shares, or approximately 1.1% of the outstanding Common Shares.

Messrs. Ressler, Shemesh and Kuba may be deemed to indirectly beneficially own the 49,408 Common Shares beneficially owned by CIM CMCT MLP, CIM Urban Sponsor, CIM RACR and CIM CRPM described above (collectively, the "Affiliate Shares") as a result of their status as control persons of CIM Group, as described in Item 2 of the Schedule 13D Filing.

In addition to the Affiliate Shares, Mr. Ressler is the indirect beneficial owner of 500 Common Shares through the holdings of a subsidiary of a trust formed by Mr. Ressler for the benefit of his family members for which he serves as trustee. As a result, Mr. Ressler may be deemed to beneficially own 49,908 Common Shares, representing approximately 6.6% of the outstanding Common Shares.

In addition to the Affiliate Shares, Mr. Shemesh is the indirect beneficial owner of 185 Common Shares through the holdings of The Shemesh Family Trust, of which he was the grantor. As a result, Mr. Shemesh may be deemed to beneficially own 49,593 Common Shares, representing approximately 6.6% of the outstanding Common Shares.

In addition to the Affiliate Shares, Mr. Kuba is the indirect beneficial owner of 185 Common Shares through the holdings of The Kuba Family Trust, of which he was the grantor. As a result, Mr. Kuba may be deemed to beneficially own 49,593 Common Shares, representing approximately 6.6% of the outstanding Common Shares.

Each of the Reporting Persons disclaims beneficial ownership of the reported Common Shares except to the extent of his or its pecuniary interest therein, and the inclusion of such shares in this Amendment No. 22 shall not be deemed an admission of beneficial ownership of all of the reported shares for any purpose.

The information set forth in this Amendment No. 22 sets forth the beneficial ownership of the Reporting Persons as of June 9, 2025, and assumes there are 754,607 Common Shares outstanding as of such date.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Ressler has the sole power to vote and dispose of 500 Common Shares and the shared power to vote and dispose of 49,408 Common Shares. Messrs. Shemesh and Kuba each have the shared power to vote and dispose of 49,593 Common Shares. CIM CMCT MLP has the sole power to vote and dispose of 37,414 Common Shares. CIM Urban Sponsor has the sole power to vote and dispose of 1,930 Common Shares. CIM RACR has the sole power to vote and dispose of 1,584 Common Shares. CIM CRPM has the sole power to vote and dispose of 8,480 Common Shares.
Transactions in the class effected during the past sixty days: All changes to the shares reported in this Amendment 22 reflect the stock dividend of 0.2020 shares of Common Stock per share of Common Stock paid on October 8, 2024.

## Signatures
- Richard Ressler: /s/ Richard Ressler, Richard Ressler (06/09/2025)
- Avraham Shemesh: /s/ Avraham Shemesh, Avraham Shemesh (06/09/2025)
- Shaul Kuba: /s/ Shaul Kuba, Shaul Kuba (06/09/2025)
- CIM Urban Sponsor, LLC: /s/ David Thompson, David Thompson, Vice President and Chief Financial Officer (06/09/2025)
- CIM Real Assets & Credit Fund: /s/ David Thompson, David Thompson, Chief Executive Officer (06/09/2025)
- CIM CMCT MLP, LLC: /s/ David Thompson, David Thompson, Vice President (06/09/2025)
- CIM Capital Real Property Management, LLC: /s/ David Thompson, David Thompson, Vice President (06/09/2025)